Paris, September 19, 2006
Vivendi joins the FTSE4Good Global,
an international sustainable development stock market index.
Paris, September 19, 2006 — On September 15, 2006, Vivendi joined the FTSE4Good Global, one of the international stock market indices drawn up by the FTSE (a company owned jointly by the Financial Times and the London Stock Exchange).
This index gives investors and fund managers the opportunity to take positions in companies that satisfy globally recognized standards of social responsibility.
The index comprises 723 companies including 42 French ones.
Vivendi is also listed on the ASPI Eurozone index drawn up by the credit-rating agency VIGEO and on the Ethibel Sustainability Index (ESI) drawn up by the firm ETHIBEL.
CONTACTS:

Media	Investor Relations

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Antoine Lefort	Daniel Scolan
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Agnès Vétillart	Laurence Daniel
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Alain Delrieu	Edouard Lassalle
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New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961